IMPERIAL CHEMICAL INDUSTRIES PLC
ANNUAL GENERAL MEETING 2006
ICI announces that the following Resolutions were passed at the Annual General M	eeting of ICI shareholders he	ld on
Wednesday, 24th May 2006 and the results of the poll are shown below.
		% (of the shares		% (of the shares		% (of the shares
Resolution	Votes for:	voted)	Votes against:	voted)	Votes withheld*	voted)

Ordinary Resolutions

1. To receive the Annual Report and Accounts for the year ended 31 December 2005	763,573,231	96.39%	1,065,503	0.13%	27,522,878	3.47%

2. To approve the Directors’ Remuneration Report	768,423,681	97%	8,320,319	1.05%	15,417,612	1.95%

3. To confirm the first and second interim dividends	791,496,520	99.92%	50,836	0.01%	614,256	0.08%

4. To re-elect Lord Butler as a Director	784,136,839	98.99%	7,404,834	0.93%	619,939	0.08%

5. To re-elect Mr P B Ellwood as a Director	784,572,868	99.04%	6,981,419	0.88%	607,325	0.08%

6. To re-elect Mr R N Haythornthwaite as a Director	784,291,964	99.01%	7,237,052	0.91%	632,596	0.08%

7. To elect Dr J D G McAdam as a Director	783,892,791	98.96%	7,668,731	0.97%	600,090	0.08%

8. To elect Mr A J Brown as a Director	783,936,342	98.96%	7,603,079	0.96%	622,191	0.08%

9. To re-appoint KPMG Audit Plc as Auditor	790,690,815	99.81%	908,403	0.11%	562,394	0.07%

10. To authorise the Directors to agree the Auditor’s remuneration	789,901,637	99.71%	1,649,319	0.21%	610,656	0.08%

11. To renew the Directors’ general authority to allot shares	784,097,462	98.98%	7,366,629	0.93%	697,521	0.09%

Special Resolutions

12. To renew the Directors’ authority to disapply pre-emption rights	790,514,460	99.79%	1,299,077	0.16%	348,075	0.04%

13. To renew the Company’s authority to purchase its own shares	790,420,573	99.78%	439,761	0.06%	1,301,278	0.16%

*Please note that ‘Vote withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ and ‘Against’ a Resolution.